Exhibit 99.1

Company announcement – No. 17 / 2020

Zealand Pharma major shareholder announcement: Wellington Management Group LLP

Copenhagen, April 6, 2020 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20045078), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces the receipt of the following major shareholder notification:

From April 1, 2020, Wellington Management Group LLP indirectly hold a total of DKK 1,790,560 shares and financial instruments with similar economic effect according to section 39(2)(2) of the Danish Capital Markets Act in Zealand (1,777,275 shares corresponding to 4.81% of the total share capital of the Zealand, and 13,285 financial instruments corresponding to 0.04% of the total share capital of the Zealand) and a total of 1,777,275 voting rights (each share carrying one vote) in Zealand corresponding to 4.85% of the total share capital and voting rights of Zealand. Additional details on the financial instruments with similar economic effect is included in the attachments to this announcement.

The shares, financial instruments with similar economic effect according to section 39(2)(2) of the Danish Capital Markets Act and voting rights in Zealand are directly held by Wellington Management Company LLP and Wellington Management International Ltd.

Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

Wellington Management International Ltd is a direct controlled undertaking of Wellington Management Global Holdings, Ltd which, in turn is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focuses on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and a pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Søborg, Denmark. For further information about the company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.